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                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     Form 15
                                Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

                                                  Commission File Number 0-28514

                      YAPALOT COMMUNICATIONS HOLDINGS INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

             4884 Dufferin Street, Unit 1, Toronto, Ontario M3H 5S8
     ----------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Common Stock
            --------------------------------------------------------
            (Title of each class of securities covered by this Form)


         --------------------------------------------------------------
         (Titles of all otehr classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

This amendment to the Form 15-12 is filed for the sole purpose of designating the appropriate rule provision relied upon to terminate or suspend the duty to file reports. No other changes have been made.

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)   X                                   Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)                                      Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)                                       Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)                                      Rule 12h-3(b)(2)(ii)
                                                          Rule 15d-6
                                                                    ---------

Approximate number of holders of record as of the certification or notice date: 68; 9/24/02

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 11, 2002                 BY: /s/Yuval Barzakay
                                            -------------------

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. Ther registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.